Overstock.com, Inc.

6350 South 3000 East

Salt Lake City, Utah 84121

August 25, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

Re:	Overstock.com, Inc.
Registration Statement on Form S-1 (Registration No. 333-166871)

Ladies and Gentlemen:

The undersigned, Overstock.com, Inc. (the “Registrant”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:30 p.m. Eastern Time on August 27, 2010, or as soon thereafter as practicable.

The Registrant hereby acknowledges, at the time of this request, that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OVERSTOCK.COM, INC

By:	/s/ Stephen J. Chesnut
Stephen J. Chesnut
Senior Vice President, Finance and Risk Management